Exhibit 99.1

NICE Receives TMC CUSTOMER Magazine 2014 Product of the Year
Awards for its Customer Experience Solutions

NICE Customer Engagement Analytics and Fizzback recognized for their innovative capabilities

RA’ANANA, ISRAEL, March 3, 2014 – NICE Systems (NASDAQ: NICE) today announced that it is the winner of two Product of the Year awards from TMC CUSTOMER Magazine. NICE was recognized for its Customer Engagement Analytics platform and NICE Fizzback solution, both of which help organizations better understand customer needs and preferences in order to improve the customer experience.

Award winners were selected by the editors of CUSTOMER magazine, and represent the “best, most innovative Call Center, CRM and Teleservices products and solutions.”

Mapping the Customer Journey

NICE’s Customer Engagement Analytics creates a complete view of the customer journey by capturing and analyzing all customer interactions, transactions and events. By leveraging Big Data, interaction analytics and predictive models, it helps organizations map individual customer behavior across time and touch points in order to understand context, uncover patterns, predict customer needs, and personalize interactions in real time. This drives business initiatives like call volume reduction and sales optimization, and can tie into Voice of the Customer programs.

Real-time Customer Feedback

The NICE Fizzback solution enables organizations to better understand customer needs and preferences by extracting insights from real-time customer feedback. Organizations can quickly and easily understand the key drivers of customer dissatisfaction and take action for immediate improvement. Feedback can also be used to promote frontline staff coaching and reward high performers.

Yochai Rozenblat, President of the NICE Enterprise Group, said: “These awards reinforce our dedication to providing organizations with advanced solutions to help them better operationalize Big Data to transform their businesses. The NICE Customer Experience solutions enable organizations to understand and anticipate customers’ future needs and drive action across service, sales, and marketing processes in order to get closer to their customers and deliver an exceptional customer experience.”

“On behalf of both TMC and CUSTOMER magazine, it is my pleasure to honor NICE with two 2014 Product of the Year awards,” said Rich Tehrani, CEO, TMC. “Its solutions have proven deserving of this elite status and I look forward to continued innovation from NICE in 2014 and beyond.”

The 16th Annual Product of the Year Award winners are published in the January/February 2014 issue of CUSTOMER magazine, http://customer.tmcnet.com/.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.